May 14, 2021

Dear Fellow Shareholders,

The events of the last year have unleashed powerful trends that have carried copper prices to new highs, with much higher prices predicted by the end of the decade. Copper is an essential commodity in the new green economy and our large copper property in the middle of the Yerington District, Nevada is primed to play a prominent role in the revival of the District. I would like to briefly tell you why copper is so important to the green economy and what Quaterra is doing to take advantage of these higher prices.

As the world gradually recovers from the Covid crisis, pent-up demand has driven all commodities higher. Copper, because of its unique properties, will be critical in the transition from hydrocarbons to renewable energy sources. Electric vehicles, wind turbines, solar panels and batteries all use large amounts of copper, with usage in these applications expected to expand significantly by the end of the decade. The current bull market is more balanced and wider-based than previous ones which depended primarily on China.

It will be difficult for supply to keep pace with predicted demand. Copper mines are hard to find and may take a decade or longer to explore, permit and develop. Many of the currently producing copper mines are becoming lower grade, nearing the end of their lives or converting to underground operations. Just as importantly, the number of favorable mining jurisdictions continue to decline.

In this environment, Quaterra intends to move our MacArthur copper oxide property toward production as quickly as possible. The first step will be completion of a prefeasibility study (PFS), estimated to take 12-15 months and cost approximately US$3.5M-$4.0M, dependent on results and the availability of funds. The recently announced drilling program is the first step in the PFS process, to be followed by large diameter core drilling to obtain samples for metallurgical testing, column leach testing to refine estimates of copper recovery and acid consumption; and mine plan optimization and financial model updating.

Moving forward, we need a team with the skills to develop, permit, finance and build a mine. We recently announced the appointment of Travis Naugle as Quaterra's new CEO. Mr. Naugle is a seasoned executive and officer in gold, copper and strategic & critical metals mining companies. He has led in the design, construction, and operation of mining projects in the U.S., Eurasia, Russia, and Asia. His track record includes a focus on environmental and sustainability initiatives in collaboration with local and indigenous peoples, numerous asset- and company-level transactions, negotiating international joint ventures, and securing a bilateral mining treaty between two sovereign nations. A licensed Professional Engineer, Mr. Naugle received his MBA from the University of Chicago Booth School of Business and holds a degree in mining engineering from Montana Tech.

Stephen Goodman also joined the Company as President. Mr. Goodman has been involved as a senior executive, director and investment banker in several hundred million dollars of acquisition, exploration and production financings for mining companies listed on the CSE and TSX-V exchanges. Stephen is a graduate of the University of Western Ontario, attained a Master of Business Administration from the Institut des Hautes Etudes Economiques et Commerciales in France; and a Post- Graduate Diploma in Asia Management from Capilano University.

He will work collaboratively with Travis to move MacArthur toward production and will spearhead future fund-raising efforts. Travis and Stephen will make major contributions to the growth of the Company and I welcome them to the Quaterra team.

On a personal note, I would like to thank all of you for your support and encouragement through the years. No company could have a better group of shareholders. Many of you became shareholders because of Harrison (Chief) Nesbit, who passed away earlier this year at the age of 94. Chief offered encouragement, criticism and advice as the situation demanded and was instrumental in the growth of the company and its shareholder base. I will miss him.

In my continuing role as Chairman, I will assist in the transition and work hard to assure that the long wait will be worthwhile for all shareholders.

Sincerely,

Tom Patton

Chairman